 **Beatriz Chahin**
Miscellaneous Crew | Producer



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Beatriz Chahin is known for her work on Killed in Action (2017), Into the Fog and Brooklyn Nine-Nine (2013). See full bio »

1 win. See more awards »

Known For


Killed in Action
Producer
(2017)


Into the Fog
Producer


Brooklyn Nine-Nine
Miscellaneous Crew
(2013-2019)


Squaresville
Producer
(2012)

 **The Marvelous Mrs. Maisel**
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Filmography

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Jump to: Miscellaneous Crew | Producer | Self

Miscellaneous Crew (7 credits)   Hide 🔺

Everything's Gonna Be Okay (TV Series) (production coordinator) (*announced*)   2020

The InBetween (TV Series) (production coordinator: los angeles unit)   2019

Brooklyn Nine-Nine (TV Series) (production coordinator - 41 episodes, 2016 - 2019) (assistant production office coordinator - 23 episodes, 2015 - 2016) (assistant production coordinator & assistant to the line producer - 14 episodes, 2014 - 2015) (production secretary - 11 episodes, 2013 - 2014) (assistant production coordinator - 8 episodes, 2014 - 2015) (assistant to the line producer - 3 episodes, 2015)
- The Crime Scene (2019) ... (production coordinator)
- Jake & Amy (2018) ... (production coordinator)
- White Whale (2018) ... (production coordinator)
- Show Me Going (2018) ... (production coordinator)
- Bachelor/ette Party (2018) ... (production coordinator)
Show all 97 episodes

Bambi Cottages (TV Movie) (assistant production coordinator)   2014

The Newsroom (TV Series) (office production assistant - 5 episodes)   2013
- Election Night: Part II (2013) ... (office production assistant)
- Election Night: Part I (2013) ... (office production assistant)
- Red Team III (2013) ... (office production assistant)
- One Step Too Many (2013) ... (office production assistant)
- News Night with Will McAvoy (2013) ... (office production assistant)

Go On (TV Series) (office production assistant - 21 episodes)   2012-2013
- Urn-ed Run (2013) ... (office production assistant - uncredited)
- Fast Breakup (2013) ... (office production assistant)
- Matchup Problems (2013) ... (office production assistant - uncredited)
- Go for the Gold Watch (2013) ... (office production assistant - uncredited)
- Double Down (2013) ... (office production assistant - uncredited)
Show all 21 episodes

Sweet Old World (assistant production coordinator)   2012

Producer (4 credits)   Hide 🔺

Into the Fog (producer) (*pre-production*)

Killed in Action (Short) (producer)   2017

Squaresville (TV Series) (line producer - 5 episodes)   2012
- I Don't Wanna Wait (2012) ... (line producer)
- The Hottest of Messes (2012) ... (line producer)
- Sassy Girl (2012) ... (line producer)
- Mallscapade (2012) ... (line producer)
- Nerds on the Run (2012) ... (line producer)

Brotherly Love (Short) (producer)   2010

Self (1 credit)   Hide 🔺

Stage 5 (TV Series)   2017
Herself
- July 2017 (2017) ... Herself